Exhibit 23.1

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors
InMed Pharmaceuticals Inc.:

We, KPMG LLP, consent to the use of our report dated September 8, 2020, on the consolidated financial statements of InMed Pharmaceuticals Inc. (the “Company”), which comprise the consolidated balance sheets as of June 30, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2020, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated September 8, 2020 contains an explanatory paragraph that states the Company has incurred recurring losses and negative cash flows and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated September 8, 2020 also refers to the Company’s change in accounting policy for leases as of July 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02 – Leases (Topic 842).

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 5, 2021

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